Exhibit 16.1

August 3, 2012

U.S. Securities and Exchange Commission

Office of the Chief Accountant

Washignton, DC 20549

Dear Sir or Madam:

We have read Sierra Resource Group, Inc. Form 8K on July 26, 2012 regarding Item 4.01 Change in Registrant’s Certifying Accountant. We agree with the statement regarding our firm, except that we are not in a position to agree or disagree with Sierra Resource Group, Inc. statement that Marcum LLC was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Sierra Resource Group, Inc. financial statements.

As of August 3, 2012 Sierra Resource Group, Inc. had a balance outstanding to our firm in the amount of $15,241.45.

Very truly yours,

Tarvaran, Askelson & Company